UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 1, 2022

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In the Matter of

GILMORE HOMES GILMORE LOANS LLC
5401 Old National Highway, #419
Atlanta, Georgia 30349

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11011

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      Gilmore Homes Gilmore Loans, LLC filed with the Commission a post qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post qualification amendment has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the post qualification amendment be declared abandoned on August 1, 2022.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief